Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158111

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 3, 2012

TO THE PROSPECTUS DATED JANUARY 9, 2012

This document supplements, and should be read in conjunction with, our prospectus dated January 9, 2012 relating to our offering of 330,000,000 shares of our common stock. Unless otherwise defined in this Supplement No. 1, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 1 is to disclose:

•	the status of our public offering;

•

our recent acquisitions of Sierra Providence East Medical Plaza 1 located in El Paso, Texas; Southeastern Skilled Nursing Facility Portfolio located in Conyers, Covington, Snellville, Gainesville and Atlanta, Georgia, Memphis and Millington, Tennessee, Shreveport, Louisiana and Mobile, Alabama; FLAGS MOB Portfolio located in Boynton Beach, Florida, Okatie, South Carolina and Austell, Georgia; and Spokane Medical Office Building located in Spokane, Washington; and

•	updates to the “Management of our Company” section of our prospectus.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of January 27, 2012, we had received and accepted subscriptions in our offering for 49,142,228 shares of our common stock, or approximately $490,386,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of January 27, 2012, 250,857,772 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our DRIP. We will sell shares of our common stock in this offering until the earlier of August 24, 2012, or the date on which the maximum offering amount has been sold; provided, however, that our board of directors may extend this offering as permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. However, we reserve the right to terminate this offering at any time prior to such termination date.

Recent Acquisitions

The following information should be read in conjunction with the “Prospectus Summary — Description of Investments” section beginning on page 8 of our prospectus and the “Investment Portfolio — Acquired Properties” section beginning on page 112 of our prospectus:

Acquired Properties

As of February 3, 2012, we had made 28 acquisitions, comprising 71 buildings and an aggregate of 2,656,000 square feet of gross leasable area, or GLA, for an aggregate contract purchase price of $662,735,000, in various states. We completed four acquisitions between November 30, 2011 and February 3, 2012 as listed below:

Property Name	Ownership Interest	Type of Property	GLA (Sq Ft)	Occupancy	Purchase Date	Contract Purchase Price	Mortgage Debt(1)		Interest Rate(1)	Maturity Date	Property Taxes(2)	Capitalization Rate(3)	Location
Sierra Providence East Medical Plaza I	100%	Medical Office	60,000	99.2%	12/22/11	$7,840,000	$—		—%	—	$148,000	7.80%	El Paso, TX
Southeastern SNF Portfolio	100%	Skilled Nursing Facility	454,000	100%	01/10/12	$166,500,000	$83,073,000	(4)	5.29%	05/31/12 08/01/40 03/01/45	$898,000	9.50%	Conyers, Covington, Snellville, Gainesville and Atlanta, GA; Memphis and Millington, TN; Shreveport, LA; Mobile, AL
FLAGS MOB Portfolio	100%	Medical Office	117,000	96.2%	01/27/12	$25,110,000	$11,908,000	(5)	5.82%	07/01/14 08/01/16	$233,000	8.40%	Boynton Beach, FL; Austell, GA; Okatie, SC
Spokane MOB	100%	Medical Office	96,000	96.7%	01/31/12	$32,500,000	$14,482,000		5.59%	03/11/35	$162,000	8.38%	Spokane, WA

(1)	Represents the mortgage balance and interest rate as of February 3, 2012. For Southeastern SNF Portfolio and FLAGS MOB Portfolio, the interest rates reflect a weighted average interest rate of the various mortgages outstanding on the respective portfolio as of February 3, 2012.

(2)	Represents the real estate taxes on the property for 2011.

(3)	The estimated capitalization rate is based on each property’s net operating income from the in-place lease(s) for the twelve months after the date of purchase of the respective property, including any contractual rent increases contained in such leases for these twelve months, divided by the contract purchase price for the respective property, exclusive of any acquisition fees and expenses paid. In calculating each property’s net income, we generally estimate each property’s expenses for the twelve months after the date of purchase by evaluating historical expenses of the property and adjusting for factors such as the property’s age, location and other information we obtained during our due diligence examination of the property prior to its acquisition. We also estimate each property’s occupancy for the twelve months after the date of purchase using assumptions regarding upcoming lease renewals or terminations based on information we obtained about the property and its tenants during our due diligence examination of the property prior to its acquisition. The capitalization rates do not reflect reserves for replacements.

(4)	Southeastern SNF Portfolio is secured by multiple mortgages. See the “— Southeastern Skilled Nursing Facility — Financing and Fees” section of this supplement for a detailed description of the principal amounts outstanding, interest rates and maturity dates.

(5)	FLAGS MOB Portfolio is secured by two mortgage loans with principal amounts outstanding of $7,814,000 and $4,151,000, interest rates of 5.62% and 6.31% and maturity dates of July 1, 2014 and August 1, 2016, respectively.

We will pay AHI Management Services, Inc., or AHI Management Services, an affiliate of our sub-advisor, 4.0% of the gross monthly cash receipts derived from the operations of these properties, except with respect to Southeastern Skilled Nursing Facility Portfolio, for which we will pay an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the property. Among other things, AHI Management Services has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of us, our advisor or our sub-advisor may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

Sierra Providence East Medical Plaza I

On December 22, 2011, we, through G&E HC REIT II El Paso MOB, LLC, our wholly owned subsidiary, acquired Sierra Providence East Medical Plaza I, a multi-tenant medical office building located in El Paso, Texas, from PHT Investment Holdings, LLC, an unaffiliated third party, for a contract purchase price of $7,840,000, plus closing costs. We financed the purchase price of Sierra Providence East Medical Plaza I using cash proceeds from our offering. In connection with the acquisition, we paid an acquisition fee of approximately $216,000, or 2.75% of the contract purchase price, to Grubb & Ellis Equity Advisors, LLC, the managing member of our former advisor, Grubb & Ellis Healthcare REIT II Advisor, LLC.

As of February 3, 2012, none of the tenants of Sierra Providence East Medical Plaza I, accounted for 10.0% or more of the GLA of our property portfolio. The following table sets forth the lease expirations of Sierra Providence East Medical Plaza I for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases as of February 3, 2012.

Year	No. of Leases Expiring	Total Square Feet of Expiring Leases	Gross Annual Rent of Expiring Leases	% of Gross Annual Rent Represented
2012	—	—	$—	—%
2013	—	—	—	—
2014	3	12,000	178,000	24.3
2015	4	7,000	102,000	14.0
2016	4	8,000	131,000	17.9
2017	—	—	—	—
2018	1	27,000	321,000	43.8
2019	—	—	—	—
2020	—	—	—	—
2021	—	—	—	—
Thereafter	—	—	—	—

	12	54,000	$732,000	100%

Southeastern Skilled Nursing Facility Portfolio

On January 10, 2012, we, through G&E HC REIT II Southeastern SNF Portfolio, LLC, our wholly owned subsidiary, acquired 10 separate skilled nursing facilities, or the Southeastern Skilled Nursing Facility Portfolio, or the Southeastern SNF Portfolio, from twenty entities affiliated with Wellington Healthcare Services, L.P., an unaffiliated third party, for an aggregate contract purchase price of approximately $166,500,000, plus closing costs.

The Southeastern SNF Portfolio consists of 10 separate skilled nursing facilities: (i) Rockdale Healthcare Center, Riverside Health Care Center, New London Healthcare Center, Bell Minor Home, Westminster Commons and Nurse Care of Buckhead, located in Conyers, Covington, Snellville, Gainesville, Atlanta and Atlanta, Georgia, respectively; (ii) Parkway Health and Rehabilitation Center and Millington Healthcare Center, located in Memphis and Millington, Tennessee, respectively; (iii) Nurse Care of Shreveport, located in Shreveport, Louisiana; and (iv) Sea Breeze Health Care Center, located in Mobile, Alabama.

Financing and Fees

We financed the purchase price of the Southeastern SNF Portfolio using a combination of debt financing, including: (i) the assumption of nine U.S. Department of Housing and Urban Development, or HUD, loans with then current principal amounts totaling approximately $70,484,000, as further described below; (ii) the assumption of the loan on New London Healthcare Center with a then current principal amount of approximately $12,675,000, a blended effective interest rate equal to the London Interbank Offered Rate plus 425 basis points and a maturity date of May 31, 2012; (iii) $20,000,000 in borrowings under our secured revolving line of credit with KeyBank National Association, or KeyBank, (iv) $38,435,000 in borrowings under our secured revolving line of credit with Bank of America, N.A., or Bank of America; and (v) funds raised through our initial public offering. See the “Investment Objectives, Strategy and Criteria — Our Strategies and Policies with Respect to Borrowing” section of our prospectus for a discussion of our lines of credit with KeyBank and Bank of America. In connection with the acquisition, we incurred an acquisition fee of approximately $4,579,000, or 2.75% of the aggregate contract purchase price, to Grubb & Ellis Equity Advisors, LLC, the managing member of our former advisor, Grubb & Ellis Healthcare REIT II Advisor, LLC.

On January 10, 2012, in connection with the acquisition of nine of the skilled nursing facilities in the Southeastern SNF Portfolio, as follows: (i) Rockdale Healthcare Center; (ii) Riverside Health Care Center; (iii) Bell Minor Home; (iv) Westminster Commons; (v) Nurse Care of Buckhead; (vi) Parkway Health and Rehabilitation Center; (vii) Millington Healthcare Center; (viii) Nurse Care of Shreveport; and (ix) Sea Breeze

Health Care Center, which are collectively referred to herein as the Nine HUD Facilities, we, through each of our respective wholly-owned subsidiaries, entered into nine assumption, release and modification agreements with Capital Funding, LLC, the Secretary of HUD and each of the original borrowers under the loans securing the Nine HUD Facilities, or the Nine HUD Loans. The Nine HUD Loans are evidenced by nine separate allonges to either a deed of trust note, mortgage note, or security deed note, in the following current principal amounts: $8,045,000 for Rockdale Healthcare Center, $11,354,000 for Riverside Health Care Center, $7,089,000 for Bell Minor Home, $4,596,000 for Westminster Commons, $11,922,000 for Nurse Care of Buckhead, $6,764,000 for Parkway Health and Rehabilitation Center, $4,795,000 for Millington Healthcare Center, $10,868,000 for Nurse Care of Shreveport and $5,051,000 for Seabreeze Health Care Center, for a combined total current principal amount of approximately $70,484,000. The nine assumption, release and modification agreements and nine allonges are collectively referred to herein as the HUD Loan Documents.

The material terms of the Nine HUD Loans include: (i) a 30-year term with a maturity date of August 1, 2040 (except for Parkway Health and Rehabilitation Center, Millington Healthcare Center, Rockdale Healthcare Center and Nurse Care of Buckhead which have 35-year terms that expire on March 1, 2045); (ii) an interest rate of 4.57% per annum (except for Sea Breeze Health Care Center, Riverside Health Care Center, Nurse Care of Shreveport and Millington Healthcare Center which have an interest rate of 4.60% per annum and Rockdale Healthcare Center and Nurse Care of Buckhead which have interest rates of 5.25% per annum); (iii) monthly payments of principal, interest and mortgage insurance premiums by the borrower of each of the Nine HUD Loans; (iv) prepayment lockouts and penalties whereby no prepayment may be made before September 1, 2012; thereafter, a prepayment is allowed on the last business day of the calendar month with 30 days written notice (with a prepayment premium of 8.00% on September 1, 2012 and decreasing 1.00% on September 1 of each year thereafter until reaching 0% on September 1, 2020 (Rockdale Healthcare Center and Nurse Care of Buckhead have prepayment lockouts until April 1, 2012 with a decrease in penalty that will occur on April 1 of each year); however, HUD may elect to waive the prepayment penalty if it determines that prepayment will avoid a mortgage/security deed insurance claim and is in the best interest of the Federal Government); (v) collateral in the form of loans secured by first mortgages on the land and improvements, a security agreement creating first mortgage liens on the furnishings and equipment located at the facility and other personal property owned by the borrower, master tenant and the operator (including cash and non-cash proceeds) and the endorsement by the Federal Housing Administration; (vi) monthly replacement reserve, hazard insurance and tax payments (which will be paid by the operator as supplemental rent, as defined in the HUD Loan Documents) by the borrower in amounts determined by HUD and Capital Funding, LLC; and (vii) prohibitions on the borrower from making distributions except surplus cash on a quarterly, semi-annual or annual fiscal year basis and subject to approval by HUD.

Description of the Southeastern SNF Portfolio

The Southeastern SNF Portfolio consists of 10 separate skilled nursing facilities, as listed above, and totals approximately 454,000 square feet of GLA and 1,364 beds. The properties in the portfolio were built and/or renovated between 1969 and 1999. The Southeastern SNF Portfolio faces competition from a variety of skilled nursing, rehabilitation and other medical facilities in each of the cities where the facilities are located and the surrounding areas.

The Southeastern SNF Portfolio is 100% leased to one tenant, Warsaw Road, L.P. (Wellington Healthcare Services, L.P.), which provides skilled nursing services at each of the 10 facilities, under an absolute net master lease and an operating lease, as further described below, that expires in January 2027. The following table shows, as of February 2012, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the sole tenant of the Southeastern SNF Portfolio:

Tenant	Effective Annual Rental Rate Per Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options
Warsaw Road, LP (Wellington Healthcare Services, L.P )	$34.86	454,000	January 2027	2 Ten-Year Terms

On January 10, 2012, concurrently with the closing of the acquisition of the Southeastern SNF Portfolio, we, through our subsidiaries: G&E HC REIT II Rockdale SNF, LLC, G&E HC REIT II Covington SNF, LLC, G&E HC REIT II Gainesville SNF, LLC, G&E HC REIT II Westminster SNF, LLC, G&E HC REIT II Buckhead SNF, LLC, G&E HC REIT II Memphis SNF, LLC, G&E HC REIT II Millington SNF, LLC, G&E HC REIT II Shreveport SNF, LLC, and G&E HC REIT II Mobile SNF, LLC, which are collectively referred to herein as the Master Landlord, entered into a master lease, or the Master Lease, with Warsaw Road, L.P., or the Master Tenant, an affiliate of Wellington Healthcare Services, L.P., for the Nine HUD Facilities.

The Master Lease constitutes one indivisible lease for the Nine HUD Facilities. The material terms of the Master Lease provide for: (i) a 15 year triple-net lease expiring on January 31, 2027, with two 10-year extension options; (ii) minimum rent in the first year of $13,452,000, payable in 12 monthly installments; (iii) minimum rent for subsequent years subject to increases annually by the lesser of 2.9% or the annual average consumer price index for the immediately preceding lease year (but in no event less than 2% per year); (iv) upon the exercise of an extension option, the base rent for the first year of each extension period equal to the greater of: the market rental rate as of the first day of the extended rental period or the base rent for the last lease year of the then-current term or extended term (plus the applicable escalator); thereafter, the minimum rent will increase in the same manner as the initial term of the lease; (v) capital expenditures required to be completed by the Master Tenant of $400 per bed on a per facility basis during each calendar year, based on a three calendar year historical average, with the per bed minimum to be increased after each five year calendar period by 75% of the cumulative consumer price index for the fifth year plus the preceding four years.

Pursuant to the Master Lease, we have approved operating subleases between the Master Tenant and the individual operators of the Nine HUD Facilities: LTC Consulting, L.P. for the Rockdale Healthcare Center, Riverside Healthcare, L.P. for the Riverside Healthcare Center, Hamilton Mill Associates, L.P. for the Bell Minor Home, Facility Investments, L.P. for Westminster Commons, Pharr Court Associates, L.P. for Nurse Care of Buckhead, South Parkway Associates, L.P. for Parkway Health and Rehabilitation, Wellington Healthcare Properties, L.P. for Millington Healthcare Center, Irving Place Associates, L.P. for Nurse Care of Shreveport and Congress Street Partners, L.P. for the Sea Breeze Health Care Center, or the Operating Subleases. The subleases incorporate all of the terms of the Master Lease. However, the Master Tenant shall not directly or indirectly sell, assign, mortgage, alienate, sublease or otherwise transfer the lease, permit any assignment of the lease, or grant any sublease (other than the Operating Subleases), license, concession or other right of occupancy of all or any portion of the premises, without our prior written consent, which consent may not be unreasonably withheld, conditioned or delayed. The Master Lease also includes a HUD addendum that incorporates provisions required for a master lease under HUD’s 232/233(f) LEAN program.

The Master Lease also contains covenants, terms and conditions that are customary for master leases and transactions of this type. In addition, all tenant obligations under the Master Lease are unconditionally guaranteed in favor of the Master Landlord by Wellington Healthcare Services, L.P., Bombay Lane, L.P., an affiliate of the Master Tenant, and the operator subtenants pursuant to lease guaranties.

On January 10, 2012, concurrently with the closing of the acquisition of the Southeastern SNF Portfolio, we, through G&E HC REIT II Snellville SNF, LLC, our indirect wholly owned subsidiary, or the New London Landlord, also entered into an operating lease with England Associates, L.P., the operator of New London Healthcare Center, or the Operating Lease. The material terms of the Operating Lease are substantially similar to the terms of the Master Lease, with a 15 year triple-net lease expiring on January 31, 2027, with two 10-year extension options, except that the annual base rent under the Operating Lease for the first year is $2,366,000, payable in 12 monthly installments and subject to the same annual increases and extension terms of the Master Lease for subsequent years.

Additionally, the Operating Lease provides that the New London Healthcare Center will be added to the Master Lease and the Master Tenant will enter into a new sublease with England Associates, L.P., substantially similar to the other subleases under the Master Lease, upon termination of the bridge loan by Capital Funding,

LLC used to finance the acquisition of the facility, and the obtainment of a Federal Housing Administration insured mortgage loan, which would be subject to approval by HUD and Capital Funding, LLC.

We believe that the Southeastern SNF Portfolio is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, we estimate that the depreciable basis in the Southeastern SNF Portfolio will be approximately $154.5 million. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively.

The Southeastern SNF Portfolio was acquired from an owner/operator that occupied 100% of the 10 skilled nursing facilities of the Southeastern SNF Portfolio for the last five years; therefore, no rent was paid during this period.

FLAGS MOB Portfolio

On January 27, 2012, we, through G&E HC REIT II FLAGS MOB Portfolio, LLC, our wholly owned subsidiary, acquired the FLAGS MOB Portfolio, a portfolio of three separate multi-tenant medical office buildings located in Boynton Beach, Florida, Okatie, South Carolina and Austell, Georgia, from Windrose Bethesda Properties, LLC, Windrose Okatie Properties I, LLC and Windrose East West Properties, LLC, unaffiliated third parties, for an aggregate contract purchase price of $25,110,000, plus closing costs. We financed the purchase price of the FLAGS MOB Portfolio using a combination of debt financing, including: (i) the assumption of two loans with then current aggregate principal amount of approximately $11,965,000; (ii) $12,000,000 in borrowings under our secured revolving line of credit with Bank of America; and (iii) funds raised through our initial public offering. In connection with the acquisition, we paid an acquisition fee to affiliates of our advisor of approximately $653,000, or 2.60% of the contract purchase price, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.15% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, or 4,185 shares, and (ii) the remainder in cash equal to 2.45% of the contract purchase price, or approximately $615,000.

As of February 3, 2012, none of the tenants of the FLAGS MOB Portfolio accounted for 10.0% or more of the GLA of our property portfolio. The following table sets forth the lease expirations of the FLAGS MOB Portfolio for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases as of February 3, 2012.

Year	No. of Leases Expiring	Total Square Feet of Expiring Leases	Gross Annual Rent of Expiring Leases	% of Gross Annual Rent Represented
2012	3	9,000	$215,000	9.0%
2013	5	35,000	692,000	28.8
2014	6	49,000	1,094,000	45.5
2015	3	12,000	288,000	12.0
2016	2	4,000	81,000	3.4
2017	1	2,000	32,000	1.3
2018	—	—	—	—
2019	—	—	—	—
2020	—	—	—	—
2021	—	—	—	—
Thereafter	—	—	—	—

	20	111,000	$2,402,000	100%

Additionally, we may acquire a fourth medical office building located in Tempe, Arizona that would be added to the FLAGS MOB Portfolio. The closing of this proposed fourth medical office building is expected to occur during the first quarter of 2012; however, the proposed acquisition of this fourth medical office building is subject to substantial conditions to closing, including obtaining the approval from a lender of a loan assumption, and no assurance can be provided that we will be able to purchase this fourth medical office building in the anticipated timeframe, or at all. Our decision to consummate the acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the property, the tenants or in the applicable local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire this fourth medical office building of the FLAGS MOB Portfolio, we cannot give any assurances that the closing of this acquisition is probable. In evaluating this fourth medical office building of the FLAGS MOB Portfolio as an additional proposed acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including the overall valuation of net rental income, location, demographics, quality of the tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rates at the property are comparable to market rates. We believe that this fourth medical office building of the FLAGS MOB Portfolio is well located, well maintained, adequately insured and has been professionally managed. The economic performance of this property could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire this fourth medical office building of the FLAGS MOB Portfolio.

Spokane Medical Office Building

On January 31, 2012, we, through G&E HC REIT II Spokane MOB, LLC, our wholly owned subsidiary, acquired Spokane Medical Office Building, or the Spokane MOB property, a multi-tenant medical office building located in Spokane, Washington, from Medistar Spokane Medical Center, LLC, an unaffiliated third party, for a contract purchase price of $32,500,000, plus closing costs. We financed the purchase price of the Spokane MOB property using a combination of debt financing, including: (i) the assumption of an existing loan with a then current principal amount of approximately $14,482,000; (ii) $19,000,000 in borrowings under our secured revolving line of credit with KeyBank; and (iii) funds raised through our initial public offering. In connection with the acquisition, we paid an acquisition fee to affiliates of our advisor of approximately $845,000, or 2.60% of the contract purchase price, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.15% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, or 5,147 shares, and (ii) the remainder in cash equal to 2.45% of the contract purchase price, or approximately $796,000.

As of February 3, 2012, none of the tenants of the Spokane MOB property accounted for 10.0% or more of the GLA of our property portfolio. The following table sets forth the lease expirations of the Spokane MOB property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases as of February 3, 2012.

Year	No. of Leases Expiring	Total Square Feet of Expiring Leases	Gross Annual Rent of Expiring Leases	% of Gross Annual Rent Represented
2012	—	—	$—	—%
2013	—	—	—	—
2014	1	20,000	400,000	14.9
2015	—	—	—	—
2016	—	—	—	—
2017	—	—	—	—
2018	—	—	—	—
2019	5	73,000	2,291,000	85.1
2020	—	—	—	—
2021	—	—	—	—
Thereafter	—	—	—	—

	6	93,000	$2,691,000	100%

Management of Our Company

The following information should be read in conjunction with the discussion contained in the “Management of Our Company — Directors and Executive Officers” section beginning on page 126 of our prospectus:

Effective as of January 16, 2012, Mathieu B. Streiff, a principal of American Healthcare Investors, LLC, or American Healthcare Investors, one of our co-sponsors, was appointed by our board of directors to serve as our Executive Vice President. For biographical information regarding Mr. Streiff, see “Management of Our Company — Our Co-Sponsors — American Healthcare Investors.”

The following information should be read in conjunction with the discussion contained in the “Management of Our Company — Executive Stock Purchase Plans” section beginning on page 130 of our prospectus:

In January 2012, Shannon K S Johnson, our Chief Financial Officer and the Senior Vice President, Finance and Accounting of American Healthcare Investors; Stefan Oh, our Senior Vice President of Acquisitions and the Senior Vice President, Acquisitions of American Healthcare Investors; Cora Lo, our Secretary and the Senior Vice President, Securities Counsel of American Healthcare Investors; and Damon Elder, Senior Vice President, Marketing and Communications of American Healthcare Investors each entered into stock purchase plans in which they each irrevocably agreed to invest 15.0%, 15.0%, 10.0% and 10.0%, respectively, of their net after-tax base salaries as employees of American Healthcare Investors into shares of our common stock. Additionally, Chris Rooney, Senior Vice President, Asset Management of American Healthcare Investors has entered into an irrevocable stock purchase plan to invest 15.0% of his net after-tax base salary and annual bonus as an employee of American Healthcare Investors into shares of our common stock.

Pursuant to the stock purchase plans, each individual has directed that the respective portion of their net after-tax salary and/or bonus compensation that is earned on or after February 1, 2012 as employees of American Healthcare Investors will be directly invested into our company by purchasing shares of our common stock on a regular basis, corresponding to regular payroll periods and the payment of any other cash bonus compensation, as applicable. Such arrangements shall terminate on the earlier of (i) December 31, 2012, (ii) the termination of our initial public offering, (iii) any suspension of our initial public offering by our board of directors or a regulatory body, or (iv) the date upon which the number of shares of our common stock owned by any of them, when combined with all their other investments in our common stock, exceeds the ownership limits set forth in our charter. The shares will be purchased pursuant to our registered public offering at a price of $9.00 per share, reflecting the elimination of selling commissions and the dealer manager fee in connection with such transactions.